May 17, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Karen Rossotto

                        Ms. Christina DiAngelo Fettig

Re:       Franklin Strategic Series (the “Registrant”)

            File No. 333-210510

Dear Ms. Rossotto and Ms. Fettig:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Ms. Rossotto on April 29, 2016 (the “Disclosure Comments”) to Kenneth L. Greenberg of Stradley Ronon Stevens & Young, LLP (“Stradley”), and by Ms. Fettig on April 25, 2016 (the “Accounting Comments”) to Mr. Greenberg and Cory O. Hippler of Stradley, with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization involving the Franklin Flex Cap Growth Fund (the “Flex Cap Fund”), a series of the Registrant, with and into the Franklin Growth Opportunities Fund (the “Opportunities Fund”), another series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2016 under Rule 488 (“Rule 488”) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

I.          Disclosure Comments

Prospectus/Proxy Statement

1.                  Text:  The fifth paragraph on the cover page of the Prospectus/Proxy Statement states:

The Flex Cap Fund and the Opportunities Fund (each, a “Fund” and, collectively, the “Funds”) have identical investment goals, and generally similar principal investment strategies and principal investment risks.

Comment:  Consider using a more descriptive term than “generally similar.”  Consider briefly highlighting any significant differences.  Consider adding disclosure to indicate that the Opportunities Fund has an investment management fee that is higher than the Flex Cap Fund’s investment management fee.

Response:  The fifth paragraph on the cover page of the Prospectus/Proxy Statement has been revised to state that the Funds “have identical investment goals and similar principal investment strategies and principal investment risks, although there are some differences, which are discussed in more detail below.”  Registrant notes that the disclosure in this paragraph is responsive to Item 1(b)(2) of Form N-14, which requires the outside front cover of the Prospectus/Proxy Statement to “contain an identification of the type of fund or separate account or a brief description of the registrant’s investment objectives.”  With respect to adding disclosure regarding any significant differences and the Opportunities Fund’s higher management fee in this paragraph, the Registrant notes that Form N-14 does not require this type of disclosure on the cover page of the Prospectus/ Proxy Statement, but the Registrant has included such disclosure in the Summary section under “Fund Expenses and Investment Management Fees” and in the section titled “Comparison of Some Important Features of the Fund – What are the Funds’ Investment Management Fees?”

2.                  Text:  The disclosure in the Summary section on page 4 under the heading “Investment Goals, Strategies, Policies and Risks.”

Comments:

(a)     Highlight any significant differences between the Funds.

(b)    Disclose whether the Funds invest in foreign securities.

(c)     Consider adding to the Summary section disclosure that indicates that that none of the portfolio managers of the Flex Cap Fund will become portfolio managers of the Opportunities Fund.

      Response:  Revised as requested.

3.                  Text:  The first full paragraph on page 4 in the Summary section under the heading “Investment Goals, Strategies, Policies and Risks” and the last paragraph on page 8 after the heading “Principal Investment Strategies” states the following:

Both Funds generally invest predominantly in common stocks of companies with growth characteristics.  Under normal market conditions, the Flex Cap Fund invests predominantly in equity securities (predominantly common stock) of companies that Franklin Advisers, Inc. believes have the potential for capital appreciation, and the Opportunities Fund invests predominantly in equity securities (primarily to predominantly common stock) of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy.

Comment:  Please eliminate less definitive language like “generally invest” or “predominantly.” Alternatively, explain what “predominantly” means.  Also in the disclosure on page 8 under the heading “Principal Investment Strategies” consider disclosing the sector focus of each Fund.

Response:   The statement that the Funds “generally invest” has been revised.  The language used in this section, including the term “predominantly,” is based on each Fund’s prospectus disclosure.  An explanation regarding the general meaning of “predominantly” when describing a Fund’s investment policies and strategies, which also appears in each Fund’s statement of additional information, has been added to the Glossary section of the Prospectus/Proxy Statement.  Additional information regarding the Funds’ sector positions has been included.

4.                  Text:  The second and third sentence of the second full paragraph on page 4 in the Summary section under the heading “Investment  Goals, Strategies, Policies and Risks” states the following:

At times, a significant to substantial portion of the Flex Cap Fund’s investments may be in smaller and mid-size companies.  The Opportunities Fund may invest a significant portion of its assets in smaller and midsize companies, and may invest a small portion of its assets in foreign securities.

In addition, the second sentence under the heading “Asset Allocations and Significant Portfolio Overlap” on pages 4-5 states:

As of such date, the Funds also had similar allocations to midsize companies, with securities of such companies representing approximately 30% of the Flex Cap Fund’s portfolio and 22% of the Opportunities Fund’s portfolio, … .

Comment:  Please clarify what “significant and substantial” means and whether the disclosure about investment in smaller and mid-size companies is consistent with the investment percentages provided.

Response:  As noted above, the language used in this section, including the terms “significant” and “substantial,” is based on each Fund’s prospectus disclosure.  An explanation regarding the general meaning of “significant” and “substantial” when describing a Fund’s investment policies and strategies, which also appears in each Fund’s statement of additional information, has been added to the Glossary of the Prospectus/Proxy Statement.

The disclosure about investments in smaller and mid-size companies states that the Funds may invest, not that the Funds will invest, a significant (broadly defined as approximately 25% to 50%) portion (or, with respect to Flex Cap Fund, a significant to substantial portion) of assets in such companies.  Therefore, the Registrant believes the disclosure is consistent with the investment percentages provided.

5.                  Text:  The fourth sentence of second full paragraph on page 4 in the Summary section under the heading “Investment Goals, Strategies, Policies and Risks” states the following:

Both Funds may have significant positions in particular sectors, such as technology and healthcare.

Comment:  Please clarify whether both Funds have significant positions in technology and healthcare.

Response:   Revised as requested.

6.                  Text:  The second and third sentence of the fifth full paragraph on page 4 in the Summary section under the heading “Investment Goals, Strategies, Policies and Risks” states the following:

The Flex Cap Fund also discloses illiquid securities risk as a principal investment risk.  However, as of December 31, 2015, less than 1% of the Flex Cap Fund’s total net assets were invested in illiquid securities.

Comment:  The Flex Cap Fund discloses illiquid securities risk as a principal investment risk.  As a result of the Transaction, will illiquid securities risk become a principal investment risk of the Opportunities Fund that will be disclosed in the prospectus?

Response:   Illiquid securities risk will not become a principal investment risk of the Opportunities Fund as a result of the Transaction.

7.                  Text:  On pages 5 and 6 under the heading “Fund Expenses and Investment Management Fees” in the Summary Section.

Comment:  Highlight the higher investment management fee of the Opportunities Fund.  In the second full paragraph on page 6, either disclose the Flex Cap Fund’s effective investment management fee for its fiscal year ended April 30, 2016 or if that cannot be provided, supplementally explain in a brief fashion why the disclosure cannot be made.

Response:   The Registrant notes that the higher investment management fee of the Opportunities Fund is highlighted in the first sentence of the first paragraph on page 6, which states the following:

The annual operating expense ratio for each share class of the Opportunities Fund is higher than the annual operating expense ratio for each corresponding share class of the Flex Cap Fund due to the Opportunities Fund’s higher contractual investment management fee rate (0.65% for the Opportunities Fund and 0.46% for the Flex Cap Fund as of the fiscal year ended April 30, 2015 for each Fund).

In the second full paragraph on page 6, which describes the contractual cap on the Opportunities Fund’s investment management fees for a period of one year following the closing of the Transaction at an amount equal to the Flex Cap Fund’s effective investment management fee rate for its fiscal year ended April 30, 2016, the disclosure has been revised as requested.

8.                  Text:  On page 14, the first sentence of the second full paragraph states as follows:

As noted above, if the Transaction is consummated, it is expected that the Opportunities Fund’s effective investment management fee rate would be approximately 8 basis points higher than the Flex Cap Fund’s current investment management fee rate as a result of the combined assets of the Funds reaching a lower breakpoint in the Opportunities Fund’s investment management fee schedule, assuming no material loss of assets as a result of the Transaction.

Comment:  Change the reference to 8 basis points to 0.08%.

Response:  A reference to 0.08% has been added.

II.        Accounting Comments

Prospectus/Proxy Statement

1.                  Comment:  Please confirm supplementally that the automatic effective date of the Registration Statement pursuant to Rule 488 is May 2, 2016, as stated in the transmittal letter, and not April 29, 2016, as stated on the facing page.

Response:  The Registrant confirms that the automatic effective date of the Registration Statement pursuant to Rule 488 is May 2, 2016.

2.                  Comment:  Please include with the responses to these accounting comments a copy of the accounting survivor analysis of the Transaction.

Response:  The accounting survivor analysis is attached as Exhibit A to this response letter.

3.                  Text:  On page 5 of the “Summary” section, footnote 1 to the table of Annual Fund Operating Expenses states the following:

Expense ratios reflect annual fund operating expenses as of the fiscal year ended April 30, 2015 for each Fund, the most recent fiscal year of each Fund (as reflected in each Fund’s current prospectus).  The expense ratios have been audited.

Footnote 2 to the table of Annual Fund Operating Expenses states:

The expense ratio of 1.13% reflects a reduction in the maximum annual distribution and service (12b-1) fee rate from 0.30% to 0.25% set by the Board for the Opportunities Fund’s Class A shares effective August 1, 2015, and therefore differs from the ratio of expenses to average net assets shown in the Financial Highlights for the Opportunities Fund’s most recent fiscal year ended April 30, 2015.

Comment:  Please either delete the statement in footnote 1 to the table of Annual Fund Operating Expenses that “[t]he expense ratios have been audited,” or clarify that the expense number referenced by footnote 2 has not been audited.

Response:  The statement that “[t]he expense ratios have been audited” has been deleted from footnote 1 to the table of Annual Fund Operating Expenses.

4.                  Text:  On page 6 of the “Summary” section, the first two sentences under the heading “Costs of the Transaction” state the following:

Each Fund will pay 25% of the expenses of the Transaction, including proxy solicitation costs.  FAV will pay the remaining 50% of such expenses.

Comment:  Please disclose the rationale for allocating the expenses of the Transaction in this manner, and, if applicable, disclose that the expenses will be allocated in such manner regardless of whether the Transaction is consummated.

Response:  Revised as requested.

5.                  Comment:  On page 12, under the heading “Comparisons of Some Important Features of the Funds—Who manages the Funds?,” please specify the portfolio managers who will manage the combined Fund following the Transaction.

Response:  Revised as requested.

6.                  Comment:  On page 13, under the heading “Comparisons of Some Important Features of the Funds—What are the Funds’ investment management fees?,” please specify that the investment management fees are based on a percentage of average daily net assets.

Response:  Revised as requested.

7.                  Comment:  Please confirm in correspondence responding to these comments that the fees presented in the table beginning on page 15 under the heading “Annual Operating Expense Table for each Class of Shares of the Funds and Projected Expenses after the Transaction” represent the current fees for each Fund, in accordance with Item 3(a) of Form N-14.

Response:  The Registrant confirms that the fees for the Flex Cap Fund and the Opportunities Fund presented in the table beginning on page 15 under the heading “Annual Operating Expense Table for each Class of Shares of the Funds and Projected Expenses after the Transaction” represent the current fees for each Fund in accordance with Item 3(a) of Form N-14.

8.                  Text: Footnote 2 to the table beginning on page 15 under the heading “Annual Operating Expense Table for each Class of Shares of the Funds and Projected Expenses after the Transaction” states the following:

Pro forma expenses are based on current and anticipated Opportunities Fund expenses as if the Transaction had been effective as of May 1, 2014 and do not include estimated costs of the Transaction of approximately $199,250 to be borne by the each Fund.

Comment:  Please include the basis point impact of the estimated costs of the Transaction to each Fund.

Response:  Revised as requested.

9.                  Text:  Footnote 4 to the table beginning on page 15 under the heading “Annual Operating Expense Table for each Class of Shares of the Funds and Projected Expenses after the Transaction” states the following:

FAV has contractually agreed to limit the investment management fees of the combined Opportunities Fund, for a period of one year following the closing of the Transaction, at the Flex Cap Fund’s effective investment management fee rate for its fiscal year ended April 30, 2016.  The pro forma fee waiver and/or expense reimbursement amount is estimated based on the Flex Cap Fund’s effective investment management fee rate for its fiscal year ended April 30, 2015, and the combined Opportunities Fund’s pro forma investment management fee rate for the fiscal year ended April 30, 2015, assuming the Transaction had been effective as of May 1, 2014.

Comment:  Please file a copy of the expense limitation agreement, or supplementally explain the contractual nature of the arrangements.

Response:    The Investment Management Agreement for the Opportunities Fund includes a provision that contractually binds the Investment Manager to any publicly announced fee waiver or limitation on Fund expenses.  Therefore, the Investment Manager is contractually bound to the terms of any fee waiver or limitation on fund expenses disclosed in the Opportunities Fund’s prospectus and other disclosure documents, such as the One-Year Waiver.

10.              Comment:  In the expense example beginning on page 17, it appears that the one-year waiver was included in the calculation of pro forma expenses for all periods, when the one-year waiver should be reflected only in the pro forma expenses for the one-year period.  Please confirm supplementally whether the one-year waiver is reflected in the expense example for only the one-year period, or whether the Registrant will revise the expense examples for the three-, five- and ten-year periods to eliminate the impact of the waiver.

Response:  The three-, five- and ten-year expense example numbers have been revised to eliminate the impact of the One-Year Waiver.

11.              Comment:  In the section titled “Reasons for the Transaction” beginning on page 20, consider moving to the first paragraph of that section some of the factors described on pages 21-22.  In addition, in this section, consider adding as a Board consideration the fact that the Opportunities Fund has higher management fees and the benefit to the Investment Manager of reorganizing the Flex Cap Fund into a fund with higher investment management fees.

Response:  Revised as requested.

12.              Text:  In the section titled “Reasons for the Transaction,” the second sentence under the heading “Fund Operating Expenses” beginning on page 21 states the following:

If the Transaction is consummated, and assuming no material loss of assets as a result of the Transaction, the aggregated assets of the combined Opportunities Fund would reach a lower breakpoint in its investment management fee schedule, resulting in an effective annual operating expense ratio that would be approximately 8 basis points higher than the Flex Cap Fund’s current annual operating expense ratio before the waivers. [emphasis added]

Comment:  Please state in correspondence whether material redemptions are expected and, if so, consider whether additional disclosure regarding such material redemptions is necessary.

Response:  Material redemptions are not currently expected as a result of the Transaction.

13.              Text:  In the section titled “Federal Income Tax Consequences of the Transaction,” the third paragraph under the heading “Potential Repositioning of the Flex Cap Fund’s Portfolio Assets” beginning on page 30 states the following:

Transaction costs also may be incurred due to the repositioning of the portfolio.  Management believes that these portfolio transaction costs will be immaterial in amount.

Comment:  Please quantify the general meaning of “immaterial in amount.”  For example, does “immaterial in amount” mean less than a certain dollar amount?

Response:  A parenthetical (i.e., less than 0.01% (1 basis point) of net assets) has been added to clarify what is meant by “immaterial in amount.”

Statement of Additional Information—Pro Forma Financial Information

14.              Text:  The second paragraph under Note 1 of the “Narrative Description of the Pro Forma Effects of the Reorganization” includes the following statement:

It is currently expected that a de minimis (i.e., less than 5%) portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization.

Comment:  Please revise this disclosure to account for expected repositioning after the closing of the Transaction, and the following related statement in the Prospectus/Proxy Statement:

However, FAV currently estimates that approximately 10-15% of the Flex Cap Fund’s portfolio assets are likely to be sold by the combined

Opportunities Fund after the closing of the Transaction as part of a portfolio repositioning and separate from normal portfolio turnover.

Response:  Revised as requested.

15.              Comment:  Please include the disclosure requirements of items 2, 4.a, 4.b, 4.c and 4.d of the 2010/11 Investment Company Industry Developments Audit Risk Alert (the “Risk Alert”).  Please include disclosures related to sales before and after the Transaction.  The referenced items of the Risk Alert are stated below:

The reporting of pro forma financial information in Form N-14 filings for investment company mergers is governed by Article 11 of Regulation S-X. Rule 11-02(b)(1) of Regulation S-X permits a narrative description of the pro forma effects of the transaction in lieu of condensed pro forma financial statements when there are a limited number of pro forma adjustments and those adjustments are easily understood. Narrative descriptions should include significant elements of the transaction, including, but not limited to . . .

2.   Disclosure of the cost of the merger to each of the participating registered management investment companies and rationale for cost allocation, whether or not the merger is consummated; . . .

4.   Disclosure of information related to portfolio realignment, if any, that will take place after consummation of the merger, including

a.   the reasons for portfolio realignment,

b.   the extent and cost of portfolio realignment,

c.   the percentage of the target company’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of the related realized gains expected to result from such sales, and

d.   a statement that total merger costs do not reflect commissions that would be incurred during portfolio realignment; . . . ..

Response:  Disclosure items 2, 4.a, 4.b and 4.d have been added to the Pro Forma Narrative.  Disclosure item 4.c is addressed in the Prospectus/Proxy Statement under “Federal Income Tax Consequences—Potential Repositioning of the Flex Cap Fund’s Portfolio Assets,” and a cross reference to such section has been added to the Pro Forma Narrative.

16.              Comment:  In the Pro Forma Adjustments chart for expenses, please quantify the amounts in basis points.

Response:  Revised as requested.

17.              Comment:  Please provide a narrative description of the securities that will be sold of the Flex Cap Fund.  If the repositioning cannot be easily described in narrative format, please provide full pro forma financial statements.

Response:  Revised as requested.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Cory O. Hippler at (215) 564-8089.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin Strategic Series

Exhibit A - Accounting Survivor Analysis

            Franklin Strategic Series (the “Registrant”) believes that its series, the Franklin Growth Opportunities Fund (the “Opportunities Fund”), is the appropriate accounting survivor following the reorganization (the “Reorganization”) of the Franklin Flex Cap Growth Fund (the “Flex Cap Fund,” and together with the Opportunities Fund, the “Funds,” or individually, a “Fund”) into the Opportunities Fund.  The resulting combined fund is referred to herein as the “Combined Fund.” According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the U.S. Securities and Exchange Commission listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

            (i)  Investment advisers.  The Flex Cap Fund and the Opportunities Fund have the same investment manager, Franklin Advisers, Inc. (“FAV”), but different portfolio managers.  After Reorganization, FAV and the portfolio managers of the Opportunities Fund, Grant Bowers and Sara Araghi, will continue to manage the Combined Fund in their current capacities.  The portfolio managers of the Flex Cap Fund, Conrad Herrmann, Matthew Moberg and Robert Stevenson, will not be portfolio managers of the Combined Fund after the Reorganization.  In addition, FAV’s investment management agreement with the Opportunities Fund, including the fee schedule, will continue to be the operative agreement for the Combined Fund after the Reorganization.  As a result, this factor suggests that the Opportunities Fund should be the accounting survivor following the Reorganization.

            (ii)  Investment goals, policies and restrictions.  Following the Reorganization, the Combined Fund will be managed in accordance with the investment goal, policies and restrictions of the Opportunities Fund, which supports a determination that the Opportunities Fund should be the accounting survivor.  The similarities and differences in the investment goals, policies and restrictions of the Funds are summarized below.

            Both Funds have a fundamental investment goal of capital appreciation.  Both Funds generally invest predominantly in common stocks of companies with growth characteristics.  Under normal market conditions, the Flex Cap Fund invests predominantly in equity securities (predominantly common stock) of companies that FAV believes have the potential for capital appreciation, and the Opportunities Fund invests predominantly in equity securities (primarily to predominantly common stock) of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy.  For both Funds, FAV uses fundamental, “bottom-up” research to seek companies meeting its criteria of growth potential, quality and valuation.

The Flex Cap Fund has the flexibility to invest in companies located, headquartered, or operating inside and outside the United States, across the entire market capitalization spectrum – from small, emerging growth companies to well-established, large-cap companies.  At times, a significant to substantial portion of the Flex Cap Fund’s investments may be in smaller and mid-size companies.  The Opportunities Fund may invest a significant portion of its assets in smaller and midsize companies, and may invest a small portion of its assets in foreign securities.  Both Funds may have significant positions in particular sectors, such as technology and healthcare.

1       See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

When suitable opportunities are available, the Flex Cap Fund may invest in initial public offerings (“IPOs”) of securities.  As noted below, the Opportunities Fund has adopted a non-fundamental investment policy that similarly permits investments in IPOs of securities.

The Funds have the same fundamental investment policies.

Each Fund also has adopted certain non-fundamental investment policies that may be changed without shareholder approval.  Each Fund has a non-fundamental investment policy permitting investments in private or illiquid securities, such as late stage venture capital financings, when suitable opportunities are available.  In addition, the Opportunities Fund has a non-fundamental investment policy permitting investments in IPOs of securities when suitable opportunities are available, and a non-fundamental investment policy that restricts the amount the Fund may borrow to 15% of the Fund’s total assets (including the amount borrowed).  As a non-fundamental investment policy, the Flex Cap Fund may not pledge, mortgage or hypothecate its assets as securities for loans, nor to engage in joint or joint and several trading accounts in securities, except to participate in joint repurchase arrangements, invest in affiliated money market funds, or combine purchase or sell orders to obtain lower brokerage commissions.  In addition, the Flex Cap Fund has adopted non-fundamental investment policies permitting it to invest in securities of companies operating in the real estate industry, including real estate investment trusts, and to invest in debt securities that FAV believes present an opportunity for capital appreciation as a result of improvement in the creditworthiness of the issuer.

            (iii)  Portfolio composition.  Each Fund’s investment portfolio composition is as follows:

	Flex Cap Fund As of 12/31/15*	Opportunities Fund As of 12/31/15*

Asset Allocation
Equity	97.54%	95.60%
Fixed Income	0.00%	0.00%
Cash & Cash Equivalents	2.46%	4.40%
Total	100%	100%

Market Capitalization
Giant Cap	30.81%	39.84%
Large Cap	24.81%	27.06%
Mid Cap	30.01%	22.10%
Small Cap	7.11%	2.40%
Micro Cap	1.02%	1.27%
Total	93.79%	92.67%

Investing Style
Value	1.96%	2.62%
Core	8.75%	9.10%
Growth	84.77%	82.51%
Total	95.48%	94.23%

Geographic Location
United States	94.41%	90.14%
Foreign	3.09%	4.37%
Total	97.50%	94.50%

            As noted above, following the Reorganization, the Combined Fund will be managed in accordance with the investment goal, policies and restrictions of the Opportunities Fund, and, therefore, the portfolio composition of the Combined Fund will more closely resemble that of the Opportunities Fund over time.  Thus, this factor favors the Opportunities Fund as the accounting survivor.

            As of December 31, 2015, the Funds had 37 holdings in common, representing approximately 64% of the Flex Cap Fund’s portfolio value and approximately 66% of the Opportunities Fund’s portfolio value.  FAV currently estimates that a de minimis portion (i.e., less than 5%) of the Flex Cap Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover, and approximately 10-15% of the Flex Cap Fund’s portfolio assets are expected to be sold by the Combined Fund after the closing of the Reorganization.

            (iv)  Expense structure and expense ratio.  The expense structure of the Opportunities Fund will continue following the Reorganization, as all of the Opportunities Fund’s agreements with service providers will remain in place for the Combined Fund, which favors the Opportunities Fund as the accounting survivor.

            The Funds have different total annual expense ratios primarily as a result of the Opportunities Fund’s higher investment management fees.  Assuming no material loss of assets as a result of the Reorganization, the total annual expense ratios for each class of the Combined Fund upon consummation of the Reorganization are estimated to be lower than the total annual expense ratios for each class of the Opportunities Fund due to the combined assets of the Combined Fund reaching a lower breakpoint in the Opportunities Fund’s investment management fee schedule, and higher than the total annual expense ratios for each class of the Flex Cap Fund immediately prior to the Reorganization.  In an effort to mitigate any impact of the Reorganization on existing shareholders of the Flex Cap Fund, FAV has agreed to contractually cap the investment management fees of the Combined Fund for a period of one year following the closing of the Reorganization at the Flex Cap Fund’s effective investment management fee rate for its fiscal year ended April 30, 2016.

            (v)  Relative asset sizes of the funds involved in the Reorganization.  As of February 29, 2016, the total net assets of the Flex Cap Fund (approximately $2.67 billion) were larger than the total net assets of the Opportunities Fund (approximately $1.17 billion).  While the Flex Cap Fund is larger than the Opportunities Fund, the Registrant does not believe that the difference in asset size warrants a conclusion that the Flex Cap Fund should be the accounting and performance survivor, in view of the factors outlined above.

            Conclusion:  Notwithstanding the Opportunities Fund’s smaller asset size, given the above factors, particularly that following the Reorganization the portfolio managers, investment goals, policies and restrictions, portfolio composition, and expense structure of the Opportunities Fund will survive, the Registrant believes the Opportunities Fund is the appropriate surviving fund for accounting and performance purposes.